Exhibit (i)

ONE INTERNATIONAL PLACE		BOSTON, MA 02110-2624	617-951-7000	F 617-951-7050
BOSTON	NEW YORK	SAN FRANCISCO WASHINGTON, DC

December 15, 2004

Access One Trust

3435 Stelzer Road

Columbus, Ohio 43219

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by Access One Trust, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of Access High Yield Fund, Access Money Market Fund, Access Flex High Yield Fund and Access VP High Yield Fund (collectively, the “Shares”) pursuant to a pre-effective amendment on Form N-1A (the “Pre-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s By-Laws and its Agreement and Declaration of Trust, as amended (the “Declaration of Trust”), on file in the office of the Secretary of The State of Delaware and such other documents as we deem necessary for the purposes of this opinion. We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Pre-Effective Amendment.

Very truly yours,

/s/ ROPES & GRAY LLP

Ropes & Gray LLP